[NORTHWEST BANCORP, INC. LETTERHEAD]
April 3, 2009
Via EDGAR
Mark Webb, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northwest Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-23817
Dear Mr. Webb:
          I am responding to the letter from the Securities and Exchange Commission (the “SEC”) addressed to Northwest Bancorp, Inc. (the “Company”) dated March 24, 2009 relating to the above-referenced annual report. The Company’s responses are named and numbered to correspond with the names and numbers of the comments contained in the letter from the SEC. For your convenience, we have included a copy of the text of your comment above each of the responses.
Form 10K for the Fiscal Year Ended December 31, 2008
Allowance for Loan Losses, page 10
1.	Noting the significant deterioration of your asset quality ratios, please revise future filings beginning in your next Form 10-Q to provide a more substantive discussion of how management determined its estimate and the adequacy of the allowance at December 31, 2008 and future balance sheet dates. Please provide us with your proposed disclosures. For purposes of providing greater transparency, clarify how you considered the following trend:
•	The allowance for loan losses as a percentage of non-performing loans decreased approximately 34% at December 31, 2008 from December 31, 2007.

Mark Webb, Esq.
April 3, 2009

•	Charge-offs increased approximately 42% at December 31, 2008 from December 31, 2007, while net charge-offs increased approximately 44% over the same period.

•	Total loans past due 90 days or more increased approximately 100% at December 31, 2008 from December 31, 2007, while total loans 30 days or more past due increased approximately 54% over the same period.

•	The allowance for loan losses as a percentage of loans receivable increased approximately 23% at December 31, 2008 from December 31, 2007.
          In future filings the Company will provide a more substantive discussion of how management determined the adequacy of the allowance for loan losses. Following is a discussion of the factors outlined that would enhance our discussion as of December 31, 2008.
          Management utilizes a consistent approach each period when analyzing the adequacy of the allowance for loan losses and the related provision for loan losses. As part of this analysis, management considered the deteriorating economic data in our markets such as the continued increases in unemployment and bankruptcies as well as the declines in real estate collateral values. In addition, management considered the negative trend in asset quality, loan charge-offs and the allowance for loan losses as a percentage of nonperforming loans. As a result, the Company increased the allowance for loan losses during 2008 by $13.1 million, or 31.5%, to $54.9 million, or 1.06% of total loans, at December 31, 2008 from $41.8 million, or 0.86% of total loans, at December 31, 2007. The provision for loan losses increased $14.1 million, or 161.4%, to $22.9 million for the year ended December 31, 2008 from $8.7 million for the year ended December 31, 2007. The increase in the allowance for loan losses and the related provision for loan losses is primarily attributed to the increase in nonperforming loans and charge-offs. Nonperforming loans increased $49.6 million, or 100.0%, during the year to $99.2 million, or 1.91% of total loans, at December 31, 2008 from $49.6 million, or 1.03% of total loans, at December 31, 2007. Net charge-offs increased $3.0 million, or 44.2%, during the year to $9.7 million, or 0.19% of average loans, for the year ended December 31, 2008 from $6.7 million, or 0.14% of average loans, for the year ended December 31, 2007.
          In addition, the increase in the allowance for loan losses is related to the growth in the loan portfolio and in particular the increase in commercial loans. The commercial loan portfolio increased $250.6 million, or 21.3%, during the year to $1.4 billion at December 31, 2008 from $1.2 billion at December 31, 2007. Commercial loans tend to be larger in size which may require larger provisions for loan losses. Also, commercial lending is generally more vulnerable to economic slowdowns which caused us to increase the likelihood and amount of expected losses. Nonperforming commercial loans increased $39.5 million, or 134.0%, to $69.0 million, or 4.8% of the commercial loans outstanding at December 31, 2008 from $29.5 million, or 2.5%

Mark Webb, Esq.
April 3, 2009

of total commercial loans at December 31, 2007. The increase in nonperforming commercial loans represents approximately 80.0% of the increase in total nonperforming loans for the year.
          Management regularly monitors the loan portfolio for inherent losses. As part of this analysis, loans over $1.0 million that are classified substandard or doubtful are assessed individually for impairment. The amount of the impairment is assessed in accordance with SFAS No. 114 based upon one of three methods: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price; or (3) the fair value of the collateral if the loan is collateral dependent. Regularly the Company monitors the value of underlying collateral on significant collateral based impaired loans. Based upon this methodology, seven commercial relationships were identified that required specific reserves of approximately $8.4 million, or 65.0% of the increase in the loan loss allowance for the year. These loans consisted of two marinas in our Florida market with original loan balances of $4.7 million and $9.9 million which required specific reserves of approximately $500,000 and $5.0 million, respectively. Three land development loans in our Maryland market with original loan balances of $3.3 million, $3.9 million and $2.0 million which required specific reserves of approximately $900,000, $400,000 and $400,000, respectively. Two Pennsylvania loans, a moving and storage/new car dealer with an original loan balance of $2.7 million and a cable company with an original loan balance of $1.4 million which required specific reserves of approximately $700,000 and $500,000, respectively.
          If a substandard or doubtful loan is not considered individually for impairment it is grouped with other loans that possess similar characteristics and, based upon loan classification, an impairment evaluation is performed under the provisions of SFAS No. 5, “Accounting for Contingencies.” The primary basis used for estimating the allocation of allowance for losses to these loan pools is prior loss experience. Historical loss experience when determining the adequacy of the allowance for loan losses is then adjusted for certain qualitative factors such as concentration of credit, economic data, delinquency trends, changes in lending policies and procedures and collateral values. As such, in the current year, the estimate for losses was increased to account for the deterioration of economic factors such as the increase in unemployment and bankruptcies in our markets as well as a decrease in consumer spending, consumer confidence and collateral values. In addition, the negative delinquency trend and increase in net charge-offs to 0.19% in the current year from 0.14% in the prior year were also considered. After reviewing the historical loss experience as adjusted for the qualitative factors mentioned above an additional allowance for loan losses of approximately $4.3 million was provided during 2008.
          Management believes all known losses as of the balance sheet dates have been recorded.

Mark Webb, Esq.
April 3, 2009

2.	Please revise future filings and provide us drafts of your proposed disclosures to discuss the specific facts and circumstances resulting in the recognition of approximately 45% of the total 2008 provision for the allowance for loan losses in the fourth quarter, including the conditions in the fourth quarter that were not present at September 30, 2008.
          In future filings the Company will include a discussion of the specific facts and circumstances used in determining the provision for loan losses in the current period. As of December 31, 2008 the following discussion would have been applicable.
          Management utilizes a consistent methodology each quarter when analyzing the adequacy of the allowance for loan losses and the related provision for loan losses. As part of this analysis, management considered the deteriorating economic data in our markets such as the continued increases in unemployment and bankruptcies as well as the decline in real estate collateral values. In addition, management considered the negative trend in nonperforming loans.
          During the fourth quarter of 2008, the provision for loan losses was $10.2 million, an increase of $3.2 million from $7.0 million for the quarter ended September 30, 2008. The increase in provision for loan losses during the quarter was due to the continued deterioration of the economy, the increase in loans 90 days or more past due and the declines in the collateral value of certain impaired loans. During the fourth quarter, loans 90 days or more past due increased $14.2 million, or 16.7%, to $99.2 million at December 31, 2008 from $85.0 million at September 30, 2008.
          The Company regularly monitors the value of underlying collateral on significant collateral based impaired loans. The Company’s largest nonperforming commercial loan is a marina in our Florida market with an original loan balance of $9.9 million. In the fourth quarter, due to lack of demand and unsatisfactory financial results, the owners of the facility changed their business strategy from the sale/ownership of individual boat storage racks to a full service rental facility. In the fourth quarter, the Company ordered a new appraisal which showed significant deterioration in the value of the underlying collateral due to this change in business model as well as current real estate market conditions. As a result of the new appraisal, the Company provided for an additional $3.0 million allowance for loan loss related to this credit relationship.
Net Interest Income (including GAAP reconciliation), page 34
3.	We note discussions of net interest income on a taxable-equivalent basis and the reasons you set forth for such a discussion. Please note that MD&A’s primary purpose is to discuss the financial condition and results of operations of the

Mark Webb, Esq.
April 3, 2009

company based on its financial statements prepared in accordance with U.S. GAAP. Please revise future filings to provide a discussion of actual GAAP-based net interest income before any discussion of alternative measures so that undue prominence is not afforded the alternative measure.

The Company will revise its future filings as requested by the comment.
Financial Statements, beginning on page 45
Note 3) Marketable Securities, page 59
4.	We note the significant amount of corporate issuances that have unrealized losses of 12 months or more and the significance of the total of unrealized losses in this category of available for sale investments. Please tell us and revise future filings to disclose how you considered the duration and severity of these losses in determining that the securities where not other-than-temporarily impaired. In both your response letter and your next Form 10-Q, please provide a table showing the identity of the specific issuers, the carrying amount and the severity of the loss, as well as the credit rating, excess subordination, and priority of your particular securities in the cash flow waterfall of the underlying assets. Clearly identify which if any of the securities have been downgraded. Discuss the extent of the downgrade and how you considered it as part of your impairment analysis.
         In future filings, the Company will include a detailed discussion of the corporate securities with an unrealized loss as of the balance sheet date to include our analysis in determining if the unrealized losses should be considered other-than-temporary as of that date. Our discussion will include the duration the securities were in an unrealized loss position, severity of the unrealized losses and other factors considered in making our determination. In future filings we will also include a table, similar to the attached, showing the identity of the specific issuers, the carrying amount and the severity of the unrealized losses, the credit ratings, excess subordination and priority of securities.
         The following sets forth the additional disclosure the Company would have made as of December 31, 2008 and attached as Appendix A to this letter is an example of the table that would have been included in the December 31, 2008 Form 10-K.
         As of December 31, 2008, the Company had three investments with a total book value of $15.7 million and total carrying value of $8.6 million, where the book value exceeded the fair value for less than 12 months. These investments were evaluated for other-than-temporary impairment. In making a determination, the Company considered that the duration of the unrealized loss position was for less than 12 months. Also, the extent of the unrealized loss

Mark Webb, Esq.
April 3, 2009

position was less than 3% for one security, while the other two were greater than 40%. For the securities with a greater than 40% decline, the Company considered the lack of a ratings downgrade, the projected cash flows, the amount of additional defaults the structure could withstand prior to the security experiencing a disruption in cash flows and the class of securities owned by the Company. For these securities we are not projecting a cash flow disruption in these A-1 notes and are projecting sufficient cash flows that allow the Company to collected all contractual principal and interest. Additionally, the pooled structures supporting these investments could incur an additional $222.0 million and $262.5 million in immediate defaults prior to the Company experiencing an interest shortfall. The Company has not experienced a cash flow disruption on these investments. Based on these factors, the impairment of these investments is considered temporary.
          As of December 31, 2008, the Company had five investments with a total book value of $4.9 million and a total carrying value of $2.6 million, where the book value exceeded the fair value for in excess of 12 months. These investments were three single issuer trust preferred investments and two pooled insurance company trust preferred investments, none of which have experienced a ratings downgrade since issuance. The three single issuer trust preferred investments were evaluated for other-than-temporary impairment by determining the strength of the underlying issuer. In each case, the underlying issuer was “well-capitalized” for regulatory purposes and was a participant in the government’s TARP program. None of the issuers has deferred interest payments or announced the intention to defer interest payments. The Company determined that the decline in fair value was related to the spread to 3 month LIBOR on which the quarterly interest payments are based. The spread over LIBOR for these investments was less than 100 basis points, significantly lower than current market spreads. The two insurance company pooled trust preferred investments were also tested for other-than-temporary impairment by evaluating the projected cash flows, looking at the underlying issuers, the class of the securities and the level of additional immediate defaults that could occur before the Company would experience a cash flow disruption. Neither of the investments has experienced a rating downgrade. Both of the investments are mezzanine class investments and we are projecting the overall structure will have sufficient cash flow allowing the Company to recover all contractual principal and interest. Additionally, the pooled structures supporting these investments could incur an additional $57.0 million and $120.0 million in immediate defaults prior to the Company experiencing an interest shortfall. The Company has not experienced a cash flow disruption on these investments. Based on these factors, the impairment of these investments is considered temporary.

Mark Webb, Esq.
April 3, 2009

Item 11. Executive Compensation, page 99
Annual Cash Incentive, page 13 of Definitive Proxy Statement on Schedule 14A
5.	Please tell us why you have not disclosed the performance targets utilized in determining the annual cash incentive awards for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for return on average assets, return on average equity, return on average tangible equity, growth in earnings per share and retail asset growth that were used as bases for awarding the cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.
         As discussed with the staff of the SEC, the Company respectfully requests that it be permitted to revise future filings to provide the performance targets utilized in determining cash incentives under the Company’s Management Bonus Plan. The Company notes that payments to its Named Executive Officers under such plan totaled $248,800 for the year ended December 31, 2008, or, as provided in the Company’s Definitive Proxy Statement, 18% of base salary of the Named Executive Officers.
         As further discussed with the staff of the SEC, the following sets forth the additional disclosure the Company would have provided with respect to the Management Bonus Plan for the year ended December 31, 2008. The Company will provide similar disclosure in future filings.

Mark Webb, Esq.
April 3, 2009

          The Management Bonus Plan sets forth eight levels of corporate performance targets, with the lowest level (Level 1) resulting in no cash incentive payments to the Named Executive Officers and the highest level (Level 8) resulting in cash incentive payments up to 35% of base salary. The performance targets for Levels 2, 5 and 8, which would result in cash incentive payments of 10%, 23% and 35% of base salary, respectively (the amounts set forth in the columns entitled “Threshold,” “Target” and “Maximum” under the “Estimated future payouts under Non-equity incentive plan awards” section of the table entitled “Grants Of Plan-Based Awards For The Year Ended December 31, 2008”) are as follows:

Bonus Level Under Management Bonus Plan
	Level 2	Level 5	Level 8
	(10% of	(23% of	(35% of
	Base Salary)	Base Salary)	Base Salary)
Performance Measure
Return on Average Assets	0.75% to 0.79%	0.90% to 0.94%	Greater than 1.10%
Return on Average Equity	9.00% to 9.99%	12.00% to 12.99%	Greater than 15.00%
Return on Average Tangible Equity	12.00% to 12.99%	15.00% to 16.99%	Greater than 18.00%
Percentage Growth in Earnings Per Share	9.00% to 9.99%	12.00% to 12.99%	Greater than 15.00%
Retail Asset Growth	4.00% to 5.99%	10.00% to 11.99%	Greater than 15.00%
          If appropriate (based on operating results for the year ending December 31, 2009), the Company will also supplement the following sentence included in its Definitive Proxy Statement:
          “The Compensation Committee has discretion under the Management Bonus Plan to make adjustments to the overall performance level achieved to include or exclude the effect of extraordinary, unusual or non-recurring items, changes in tax or accounting rules or the effect of mergers or acquisitions.”
          The following sets forth the additional disclosure the Company would have provided with respect to the sentence, above, for the year ended December 31, 2008:
          For the year ended December 31, 2008, the Compensation Committee considered certain gains and losses in determining the Company’s performance under the Management Bonus Plan. The Committee excluded from operating results income resulting from Visa’s initial public offering, gains on the sale of investment securities and gains from the reversal of tax reserves. The Committee also excluded from operating results losses resulting from the impairment write-down on investment securities, a prepayment penalty on Federal Home Loan Bank borrowings, loan loss provisions in amounts that exceeded net loan charge-offs and a valuation adjustment on the value of mortgage servicing rights.

Mark Webb, Esq.
April 3, 2009

Item 15. Exhibits and Financial Statement Schedules, page 100
6.	We note that the company makes annual cash incentive awards to its named executive officers pursuant to a Management Bonus Plan. Please confirm that the company has filed the Management Bonus Plan in its entirety as an exhibit to the Form 10-K. We note, in particular, that the Management Bonus Guidelines filed as Exhibit 10.7 to the Form 10-K reference a matrix that is not included as part of the exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
          The Company will file an amendment to its Annual Report on Form 10-K to include the matrix in Exhibit 10.7.
*     *     *     *
          The Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We trust that the above information is responsive to the staff’s comments. Please direct any additional comments or questions to the undersigned.

Sincerely,

/s/ William W. Harvey, Jr.

William W. Harvey, Jr.
Executive Vice President, Finance,
Chief Financial Officer

cc:	William J. Wagner, President and Chief Executive Officer Marc P. Levy, Esq.

Appendix A

								Additional immediate
				Total				defaults before
		Book	Fair	Unrealized	Total	Current deferrals	Performing	causing an interest	Moody’s/ Fitch
Description	Class	Value	Value	Losses	Collateral	and defaults	Collateral	shortfall	Ratings
Pretsl XIX	Senior A-1	8,990	4,609	(4,381)	700,535	40,000	660,535	262,500	Aaa/ AAA
Pretsl XX	Senior A-1	5,683	3,038	(2,645)	604,154	32,000	572,154	222,000	Aaa/ AAA
Reliance Capital Trust	N/A	1,000	971	(29)	N/A	N/A	N/A	N/A	Not rated
North Fork Capital	N/A	1,010	667	(343)	N/A	N/A	N/A	N/A	Baa1/ BBB+
Bank Boston Capital Trust	N/A	988	542	(446)	N/A	N/A	N/A	N/A	A2/ BB
Huntington Capital Trust	N/A	824	484	(340)	N/A	N/A	N/A	N/A	Baa1/ BBB+
I-Pretsl I	Mezzanine	1,106	533	(573)	211,750	17,500	194,250	57,000	A-/ A-
I-Pretsl II	Mezzanine	1,008	347	(661)	402,000	20,000	382,000	120,000	A-/ A-

		20,609	11,191	(9,418)